
15007802

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

\- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC AGREEMENT EMPLOYEE 401(k)
RETIREMENT THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNION PACIFIC AGREEMENT EMPLOYEE 401(K) RETIREMENT THRIFT PLAN

Date 6-24-2015
June 24, 2015

By [signature]
Edwin A. Willis, Assistant Vice President – Compensation and Benefits, Union Pacific Railroad

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-105715, Registration Statement No. 33-53968, and Registration Statement No. 333-170208 of Union Pacific Corporation on Form S-8 of our report dated June 24, 2015, relating to the financial statements of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan, appearing in this Annual Report on Form 11-K of Union Pacific Agreement Employee 401(k) Retirement Thrift Plan for the year ended December 31, 2014.

Deloitte & Touche LLP

Omaha, Nebraska
June 24, 2015

Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan

Employer ID No.: 47-0600268
Plan Number: 001

Financial Statements as of and for the Years Ended December 31, 2014 and 2013, Supplemental Schedule as of December 31, 2014, and Report of Independent Registered Public Accounting Firm

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

TABLE OF CONTENTS

NOTE: Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of
Union Pacific Agreement Employee 401(k) Retirement Thrift Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the Table of Contents as of December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 24, 2015

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS — Investments at fair value (Note 3) — Plan interest in Master Trust (Notes 2 and 4)	$2,540,447	$2,226,990
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	2,540,447	2,226,990
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Notes 2 and 4)	(5,435)	(5,066)
NET ASSETS AVAILABLE FOR BENEFITS	$2,535,012	$2,221,924

See notes to the financial statements.

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income — Plan interest in Master Trust investment income (Note 4):		
Net appreciation in fair value of investments	$ 278,424	$ 355,961
Interest and dividends	78,494	62,723
Net investment income	356,918	418,684
Contributions:		
Participant contributions	78,000	66,930
Employer contributions	11,956	9,788
Total contributions	89,956	76,718
Total additions	446,874	495,402
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	132,771	35,711
Other	1,015	911
Total deductions	133,786	36,622
NET INCREASE IN NET ASSETS	313,088	458,780
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	2,221,924	1,763,144
End of year	$2,535,012	$2,221,924

See notes to the financial statements.

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering employees of the Union Pacific Fruit Express Company (the "Company") who are governed by a collective bargaining agreement entered into between the Company and a rail union to which eligibility to participate in the Plan has been extended. The Plan covers employees who have completed one year of service or were employees as of August 1, 1993, the effective date of the Plan. Vanguard Fiduciary Trust Company ("VFTC") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Each year, participants may contribute 2% to 75% of their eligible compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (the "Code"). Effective January 1, 2012, a participant may designate all or a portion of his/her pre-tax contribution as a Roth contribution. Participants may also contribute 1% to 75% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 75% of eligible compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Effective January 2013, the Company contributes to the Plan on behalf of each participant who contributes to the Plan and is represented by a union that has negotiated a matching contribution with the Company. The Company's matching contribution is an amount equal to 50% of the participant's pre-tax, designated Roth and after-tax contributions, for the payroll period that are not in excess of 6% of the participant's eligible compensation for the payroll period. Participants may direct the investment of contributions made to their account into various investment options offered by the Plan or may elect to participate in the Vanguard Advisers Managed Account Program ("Managed Account Program"). The Managed Account Program is a program in which certain participants may delegate ongoing, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. If a participant does not provide investment direction with respect to their contributions, the participant's contributions are invested in a default investment option designated under the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, employer-matching contributions (if applicable) and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Following a participant's termination of employment, a distribution of benefits will be made upon request in a single sum payment. In-kind distributions are lump sum and any fractional shares are distributed in cash. A terminated participant may defer distribution until the earlier of the participant's required beginning date, as defined in the Plan, or the participant's death. Effective July 1, 2013, if distribution is deferred until the participant's required beginning date, the participant may elect distribution either in a single sum or in the form of monthly, quarterly, semi-annual or annual installments. Such single sum distribution must be made (or installments begin) no later than the participant's required beginning date. If the participant remains employed with the Company after attaining age 70 1/2, the participant must either take a single sum distribution or begin installment payments no later than the April 1st of the year following the year in which the participant terminates employment.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals on and after age 59 1/2 may be made by a participant from their account in accordance with the Plan's provisions.

Plan Administration — Prior to November 1, 2014, the Plan was administered by the Vice President, Human Resources of Union Pacific Railroad Company. Effective November 1, 2014, the Plan is administered by the Assistant Vice President-Compensation & Benefits, Union Pacific Railroad Company. Investment management fees for the Plan's investment options are netted against investment earnings. Except to the extent the Company is obligated, pursuant to the terms of a collective bargaining agreement, to pay expenses incurred for Plan administration, such expenses, including participant recordkeeping expenses, are payable from Plan assets. Effective July 1, 2014, participant recordkeeping expenses are no longer netted against Plan investment earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants' account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a related participant fund. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

In accordance with GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Administrative Expenses — Administrative expenses of the Plan are paid as described in the section "Plan Administration." All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Plan administrative expenses of $1,015 were paid in 2014.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but who have not yet been paid at December 31, 2014 or 2013.

3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to determine the fair value for each investment category and the fair value hierarchy tier to which each investment category has been assigned. One of the categories below, Target Retirement Trusts, is a new category in 2014. The Plan did not utilize Target Retirement Trusts as of December 31, 2013.

Mutual Funds (Including the Domestic Stock Funds, International Stock Fund, Balanced Funds, Money Market Fund, and Bond Fund) — The shares of mutual funds are actively traded in a public exchange and the quoted prices at which these securities trade in the exchange are readily available. These quoted prices are used to determine the net asset values of mutual fund shares held by the Master Trust at year-end, and these shares are classified as Level 1 investments.

Target Retirement Trusts — The Target Retirement Trusts invest in Vanguard mutual funds. While the trust units are not actively traded in a public exchange, the underlying mutual fund investments held by the trusts are actively traded in a public exchange. The readily observable quoted share prices for the underlying mutual fund investments are used to determine the net asset value of the trusts at year-end and the trusts are classified as Level 2 investments.

Guaranteed Investment Contracts (GICs) (Including the Union Pacific Fixed Income Fund) — These contracts are valued at fair value and adjusted to contract value in accordance with GAAP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that affect the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

Employer Stock Funds — These funds are invested exclusively in common stock issued by Union Pacific Corporation (the "Corporation") along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer stock funds are classified as Level 2 investments.

A summary of the Master Trust assets measured at fair value on a recurring basis set forth by level within the fair value hierarchy as of December 31, 2014 and 2013, is presented in the following tables:

	December 31, 2014			
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — employer stock funds	$ -	$ 879,381,478	$ -	$ 879,381,478
Domestic stock funds:				
500 Index Fund	4	-	-	4
U.S. Growth Index Fund	137,545,262	-	-	137,545,262
Morgan Growth Fund	30,713,164	-	-	30,713,164
Windsor Fund	17,109,165	-	-	17,109,165
Windsor II Fund	108,243,177	-	-	108,243,177
Small-Cap Index Fund	115,067,281	-	-	115,067,281
Mid-Cap Index Fund	139,433,610	-	-	139,433,610
Insitutional Index Fund	427,451,001			427,451,001
Total Stock Market Index Fund	86,805,453	-	-	86,805,453
Total domestic stock funds	1,062,368,117	-	-	1,062,368,117
International stock fund — International Growth Fund	207,560,793	-	-	207,560,793
Balanced funds:				
Wellington Fund	349,518,635	-	-	349,518,635
Total balanced funds	349,518,635	-	-	349,518,635
Target Retirement Trusts:				
Target Retirement Income Trust	-	17,125,942	-	17,125,942
Target Retirement 2010 Trust	-	10,666,882	-	10,666,882
Target Retirement 2015 Trust	-	51,567,913	-	51,567,913
Target Retirement 2020 Trust	-	75,877,112	-	75,877,112
Target Retirement 2025 Trust	-	49,856,499	-	49,856,499
Target Retirement 2030 Trust	-	37,098,236	-	37,098,236
Target Retirement 2035 Trust	-	42,040,160	-	42,040,160
Target Retirement 2040 Trust	-	33,271,472	-	33,271,472
Target Retirement 2045 Trust	-	28,724,815	-	28,724,815
Target Retirement 2050 Trust	-	17,031,481	-	17,031,481
Target Retirement 2055 Trust	-	6,830,818	-	6,830,818
Target Retirement 2060 Trust	-	1,032,594	-	1,032,594
Total Target Retirement Trusts	-	371,123,924	-	371,123,924
Fixed Income Fund — Union Pacific Fixed Income Fund	-	405,855,909	-	405,855,909
Bond Fund — Total Bond Market Index	206,520,931	-	-	206,520,931
Money Market Fund — Prime Money Market Fund	57,309,295	-	-	57,309,295
Total Master Trust assets	$ 1,883,277,770	$ 1,656,361,311	$ -	$ 3,539,639,080

	December 31, 2013			
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — employer stock funds	$ -	$ 646,672,941	$ -	$ 646,672,941
Domestic stock funds:				
500 Index Fund	398,984,176	-	-	398,984,176
U.S. Growth Index Fund	120,756,359	-	-	120,756,359
Morgan Growth Fund	28,623,976	-	-	28,623,976
Windsor Fund	17,931,614	-	-	17,931,614
Windsor II Fund	101,312,971	-	-	101,312,971
Small-Cap Index Fund	118,550,663	-	-	118,550,663
Mid-Cap Index Fund	126,384,858	-	-	126,384,858
Total Stock Market Index Fund	77,780,890	-	-	77,780,890
Total domestic stock funds	990,325,507	-	-	990,325,507
International stock fund — International Growth Fund	220,604,679	-	-	220,604,679
Balanced funds:				
Wellington Fund	333,907,915	-	-	333,907,915
Target Retirement Income Fund	16,279,689	-	-	16,279,689
Target Retirement 2010 Fund	10,912,627	-	-	10,912,627
Target Retirement 2015 Fund	51,923,808	-	-	51,923,808
Target Retirement 2020 Fund	68,558,812	-	-	68,558,812
Target Retirement 2025 Fund	40,767,587	-	-	40,767,587
Target Retirement 2030 Fund	29,909,960	-	-	29,909,960
Target Retirement 2035 Fund	32,408,680	-	-	32,408,680
Target Retirement 2040 Fund	26,456,037	-	-	26,456,037
Target Retirement 2045 Fund	22,417,464	-	-	22,417,464
Target Retirement 2050 Fund	12,684,833	-	-	12,684,833
Target Retirement 2055 Fund	3,671,436	-	-	3,671,436
Target Retirement 2060 Fund	305,073	-	-	305,073
Total balanced funds	650,203,921	-	-	650,203,921
Fixed Income Fund — Union Pacific Fixed Income Fund	-	443,576,875	-	443,576,875
Bond Fund — Total Bond Market Index	177,361,094	-	-	177,361,094
Money Market Fund — Prime Money Market Fund	62,041,898	-	-	62,041,898
Total Master Trust assets	$2,100,537,099	$1,090,249,816	$ -	$3,190,786,915

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan's policy is to recognize transfers between the levels at the actual date of the event.

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and 2013, there were no transfers in or out of Levels 1, 2, or 3.

4. MASTER TRUST

At December 31, 2014 and 2013, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held by VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan's interest in the Master Trust, as a percentage of net assets held by the Master Trust, as of December 31, 2014 and 2013, is presented in the following tables:

Master Trust	**2014**	**2013**
Investments at fair value as determined by quoted market price:		
Mutual funds	$ 2,197,092,399	$2,038,495,201
Money market fund	57,309,295	62,041,898
	2,254,401,694	2,100,537,099
Investments at estimated fair value:		
Employer stock funds	879,381,478	646,672,941
Guaranteed investment contracts	405,855,909	443,576,875
	1,285,237,387	1,090,249,816
Total investments at fair value	3,539,639,081	3,190,786,915
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,701,741)	(9,714,640)
Investments in Master Trust	$ 3,528,937,340	$3,181,072,275
Plan's portion of investments	$ 2,535,012	$ 2,221,924
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	5,435	5,066
Plan's portion of investments before adjustment	$ 2,540,447	$ 2,226,990
Portion allocated to the Plan	0.07 %	0.07 %

Investment income (loss) for the Master Trust for the years ended December 31, 2014 and 2013, is as follows:

	2014	2013
Net appreciation (depreciation) in fair value of investments:		
Common stock — employer stock funds	$ 263,156,909	$ 166,312,918
Domestic stock funds:		
500 Index Fund	26,889,619	91,706,015
U.S. Growth Index Fund	14,614,733	28,657,278
Morgan Growth Fund	(311,945)	5,872,587
Windsor Fund	966,809	4,823,044
Windsor II Fund	1,679,837	19,762,771
Small-Cap Index Fund	6,811,132	29,880,882
Mid-Cap Index Fund	15,368,041	31,211,662
Institutional Index Fund	17,710,192	-
Total Stock Market Index Fund	8,217,059	17,697,105
Total domestic stock funds	91,945,477	229,611,344
International stock fund — International Growth Fund	(17,163,519)	37,184,428
Balanced funds:		
Wellington Fund	10,427,711	34,948,059
Target Retirement Income Fund	592,822	375,195
Target Retirement 2010 Fund	514,172	631,546
Target Retirement 2015 Fund	2,830,981	5,012,222
Target Retirement 2020 Fund	4,173,852	8,036,284
Target Retirement 2025 Fund	2,746,876	5,119,301
Target Retirement 2030 Fund	2,088,576	4,187,221
Target Retirement 2035 Fund	2,384,590	4,915,450
Target Retirement 2040 Fund	1,972,070	4,237,845
Target Retirement 2045 Fund	1,691,013	3,547,219
Target Retirement 2050 Fund	983,444	1,972,356
Target Retirement 2055 Fund	317,489	487,563
Target Retirement 2060 Fund	46,502	46,236
Total balanced funds	30,770,098	73,516,497

Target Retirement Trusts:		
Target Retirement Income Trust	182,829	-
Target Retirement 2010 Trust	88,111	-
Target Retirement 2015 Trust	490,369	-
Target Retirement 2020 Trust	783,463	-
Target Retirement 2025 Trust	424,360	-
Target Retirement 2030 Trust	242,778	-
Target Retirement 2035 Trust	167,822	-
Target Retirement 2040 Trust	83,725	-
Target Retirement 2045 Trust	65,574	-
Target Retirement 2050 Trust	36,885	-
Target Retirement 2055 Trust	23,103	-
Target Retirement 2060 Trust	316	-
Total Target Retirement Trusts	2,589,335	-
Bond fund — total bond market index fund	5,297,410	(9,655,119)
Total appreciation in fair value of investments	376,595,710	496,970,068
Interest and dividends	81,650,625	74,056,212
Total investment income of Master Trust	$ 458,246,335	$ 571,026,280
Plan's portion of Master Trust investment income	$ 356,919	$ 418,684

While the Plan participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides to participants a stable value investment option (the Union Pacific Fixed Income Fund) that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

	2014	**2013**
Average yields:		
Based on annualized earnings	1.80 %	2.06%
Based on range of interest rate credited to participants	.71% - 3.23%	.92% - 3.43%

* Calculated by dividing the annualized earnings credited to the participants as of the last day of the plan year by the end of the plan year fair value.

The Plan's investments, which represented 5% or more of the Plan's net assets available for benefits as of December 31, 2014 and 2013, are as follows:

	2014	2013
500 Index Fund*	$ -	$ 182,385
International Growth Fund*	117,478	120,369
Total Bond Market Index Fund	173,413	137,542
Union Pacific Fixed Income Fund	200,700	226,259
Windsor II Fund	200,871	169,964
Institutional Index Fund**	208,738	-
Wellington Fund	514,576	478,992
Union Pacific Common Stock Fund	746,122	557,752

* Fund value for year ended December 31, 2014, did not represent 5% or more of the Plan's net assets available for benefits.

** Fund value for year ended December 31, 2013, did not represent 5% or more of the Plan's net assets available for benefits.

The Master Trust's investments, which represented 5% or more of the Master Trust's net assets as of December 31, 2014 and 2013, are as follows:

	2014	2013
500 Index Fund*	$ 4	$398,984,176
Total Bond Market Index Fund	206,520,931	177,361,094
International Growth Fund	207,560,793	220,604,679
Wellington Fund	349,518,635	333,907,915
Union Pacific Fixed Income Fund	395,154,170	443,576,875
Institutional Index Fund**	427,451,001	-
Union Pacific Common Stock Fund	879,381,478	646,672,941

* Fund value for year ended December 31, 2014, did not represent 5% or more of the Plan's net assets available for benefits.

** Fund value for year ended December 31, 2013, did not represent 5% or more of the Plan's net assets available for benefits.

5. FEDERAL INCOME TAX STATUS

The Plan obtained a tax determination letter dated July 25, 2011, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan and the related Master Trust are no longer subject to income tax examinations for years prior to 2011.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remain for the exclusive benefit of the Plan's participants and beneficiaries. The Company may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2014 and 2013, the Plan's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $143,152 and $140,245, respectively. During the years ended December 31, 2014 and 2013, the Plan recorded dividend income of $11,933 and $9,823, respectively.

The Plan also invests in various funds managed by VFTC. VFTC is the trustee as defined by the Plan, and, therefore, the related transactions qualify as party-in-interest transactions.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2014 and 2013, is as follows:

	2014	2013
Net assets available for benefits per the financial statements	$ 2,535,012	$ 2,221,924
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,435	5,066
Net assets available for benefits per the Form 5500 — at fair value	$ 2,540,447	$ 2,226,990

A reconciliation of changes in net assets available for benefits per the financial statements to Form 5500 as of December 31, 2014 and 2013, is as follows:

	2014	2013
Net increase in net assets at contract value	$ 313,088	$ 458,780
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	369	(3,706)
Net increase in net assets per Form 5500 — at fair value	$ 313,457	$ 455,074

* * * * * *

SUPPLEMENTAL SCHEDULES

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

Employer ID No: 47-0600268
Plan No: 001

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Column B	Column C	Column E
	Identify of Issue or Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest Maturity Date, Par or Maturity Value	Current Value
*	Vanguard Growth Index Fund Inst	Registered Investment Company	34,770
*	Vanguard Institutional Index Fund Plus Shares	Registered Investment Company	208,738
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	117,478
*	Vanguard Mid-Cap Index Fund: Institutional Plus Shares	Registered Investment Company	61,067
*	Vanguard Morgan Growth Fund Admiral Shares	Registered Investment Company	2,565
*	Vanguard Prime Money Market Fund Institutional Shares	Registered Investment Company	89,088
*	Vanguard Small-Cap Index Fund: Institutional Plus Shares	Registered Investment Company	32,702
*	Vanguard Total Bond Market Index Fund: Inst Plus Shares	Registered Investment Company	173,413
*	Vanguard Total Stock Market Index Fund: Inst Shares	Registered Investment Company	70,505
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	514,576
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	200,870
*	Vanguard Target Retirement 2020 Trust I	Common / Collective Trust	54,974
*	Vanguard Target Retirement 2025 Trust I	Common / Collective Trust	5,515
*	Vanguard Target Retirement 2030 Trust I	Common / Collective Trust	2,864
*	Vanguard Target Retirement 2035 Trust I	Common / Collective Trust	1,090
*	Vanguard Target Retirement 2045 Trust I	Common / Collective Trust	17,973
*	Union Pacific Common Stock Fund	Company Stock Fund	746,122
*	Union Pacific Fixed Income	Unallocated Insurance Contract	200,700
			2,535,010

* Represents a party in interest.
See accompanying Report of Independent Registered Public Accounting Firm.